BPB

05035962

S
COMMISSION
0549

VF 3-7-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46451

RECEIVED FEB 25 2005 MAIL PROCESSING WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Advisers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Farmington Avenue
(No. and Street)

Hartford (City) CT (State) 06156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan J. Stamm 860-723-3955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Avenue, Hartford, CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/05
S.S

OATH OR AFFIRMATION

I, Susan J. Stamm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Advisers, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

Signature

Chief Financial Officer

Title

Notary Public My Commission Exp. Oct. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Board of Directors and Member of
ING Financial Advisers, LLC

We have audited the accompanying statement of financial condition of ING Financial Advisers, LLC as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Advisers, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 4, 2005

ING Financial Advisers, LLC

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2004

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Financial Condition
as of December 31, 2004

Assets		
Cash	$	23,252,992
Other receivables		144,162
Receivable from affiliate		6,841,553
Other assets		1,401,043
Total assets	$	31,639,750
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	202,742
Accrued expenses and other liabilities		4,621,243
Total liabilities		4,823,985
Member's Equity:		
Member's capital		1,000
Paid-in capital		767,106
Retained earnings		26,047,659
Total member's equity		26,815,765
Total liabilities and member's equity	$	31,639,750

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Income
For the year-ended December 31, 2004

Revenue	
Commissions	$ 146,497,725
Fee income	105,647,389
Total revenue	252,145,114
Expenses	
Commissions	145,433,405
Operating expenses	89,688,894
Licenses and fees	82,354
Total expenses	235,204,653
Net Income	$ 16,940,461

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Changes in Member's Equity

	Member's Capital	Paid-In Capital	Retained Earnings	Total Member's Equity
Balance January 1, 2004	$ 1,000	$ 767,106	$ 9,107,198	$ 9,875,304
Net Income	---	---	16,940,461	16,940,461
Balance at December 31, 2004	$ 1,000	$ 767,106	$ 26,047,659	$ 26,815,765

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Cash Flows
For the year-ended December 31, 2004

Cash flows from operating activities:		
Net Income	$	16,940,461
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts due to/from affiliates		(2,879,393)
Decrease in other receivables		314,204
Net change in accrued expenses and other liabilities and other assets		1,643,585
Net cash provided by operating activities		16,018,857
Cash at beginning of year		7,234,135
Cash at end of year	$	23,252,992

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Notes to Financial Statements
December 31, 2004

1. Organization and Nature of Business

ING Financial Advisers, LLC, herein after referred to as (the "Company"), is a single member limited liability company of which ING Life Insurance and Annuity Company ("ILIAC") is the sole member. ILIAC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn is ultimately owned by ING Groep N.V. (ING).

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. It is a member of the National Association of Securities Dealers, Inc. ("NASD") and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as underwriter for ILIAC's manufactured products, as well as the sale of fixed and variable annuities and mutual funds through its registered representatives. The Company also markets investment advisory plans through its registered employees.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold, and fee income are recorded as revenue when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees are recorded when incurred.

Cash

Cash represents cash on deposit.

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions

The Company received commissions and fee income of approximately $242 million from ILIAC and its affiliates for sales of fixed and variable annuities, mutual funds, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided. The Company is directly responsible for certain expenses, including certain regulatory fees.

Receivables and payables with ILIAC and its affiliates are settled in cash on a regular basis.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are included in the federal income tax return of the member (i.e., ILIAC), whether or not an actual cash distribution is made to such member during its taxable year. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. The Company's income is taxed at its member's level (i.e. ILIAC). As such, no income taxes are reflected for the year-ended December 31, 2004.

4. Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ILIAC. ING provides a full compliment of benefit plans for its employees, including, but not limited to, a qualified pension plan, an incentive savings plan and post retirement benefits. Benefit plan charges allocated to the Company for the year-ended December 31, 2004 were $828,772.

5. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had a ratio of aggregate indebtedness to net capital of .26 to 1 and net capital of $18,568,169, which was $18,246,570 in excess of its required net capital of $321,599.

6. Litigation

The Company is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Due to the climate in business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. While it is not possible to forecast the outcome of the pending lawsuits/arbitration, in light of existing insurance, established reserves, and the defenses available to the Company, it is the opinion of management that the disposition of pending lawsuits/arbitration will not have a materially adverse effect on the Company's operations or financial position.

In several cases, individuals claimed that one of the Company's former registered representatives converted their money to his personal use. The former registered representative pleaded guilty to theft. In November 2004, the Company and another defendant agreed to a settlement with plaintiffs who had filed cases arising from the former registered representative's conduct. The Company has reported, in accrued expenses and other liabilities on the Statement of Financial Condition, an amount adequate to cover its portion of the settlement.

Schedule 1

ING Financial Advisers, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

NET CAPITAL:	
Total member's equity	$26,815,765
Less: non-allowable assets	8,247,596
Net capital	$18,568,169
Aggregate indebtedness	$4,823,985
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $100,000)	$321,599
Excess of net capital over minimum required	$18,246,570
Ratio of aggregate indebtedness to net capital	.26 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part II are not different from the amounts reported above.

Schedule 2

ING Financial Advisers, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

The Company is an introducing broker/dealer who clears all funds through a clearing broker/dealer on a fully disclosed basis and is exempt from Rule 15c3-3 under section (k)(2)(ii).

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditors' Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5

The Board of Directors and Member of
ING Financial Advisers, LLC

In planning and performing our audit of the financial statements of ING Financial Advisers, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of the differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 4, 2005